Item 77D

Scudder Medium Term Tax Free Fund, a series of SCUDDER TAX FREE TRUST

Scudder Medium Term Tax Free Fund changed its name-related investment strategy. Prior to July 1, 2002, the Fund's strategy stated that the fund pursues its goal by investing at least 80% of net assets in securities of municipalities across the United States and in other securities whose income is free from regular federal income tax and alternative minimum tax (AMT). (This policy is fundamental.) Although the managers may adjust the fund's dollar-weighted average maturity (the maturity of the fund's portfolio), they generally intend to keep it between five and ten years. The policy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in securities of municipalities across the United States and in other securities whose income is free from regular federal income tax and alternative minimum tax (AMT). Although the managers may adjust the fund's dollar-weighted average maturity (the maturity of the fund's portfolio), they will normally keep it between three and ten years and generally intend to keep it between five and ten years.